Exhibit 99.1

HAFNIA LIMITED: Acquisition of an additional 4.5 million TORM shares

Singapore, 16 September 2026

Hafnia Limited (“Hafnia”, the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) has agreed to acquire 4,500,000 A shares in TORM plc (“TORM”, CSE ticker code: “TRMD A”, NASDAQ ticker code: “TRMD”) at a price per share of USD 32.25, representing 4.39% of the issued and outstanding share capital of TORM as of the date hereof. Upon completion of this acquisition, Hafnia will hold approximately 18.22% of the issued and outstanding share capital of TORM.

For further information, please contact:
Søren Steenberg Jensen
CEO Hafnia Limited
sst@hafnia.com

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 180 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4,000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.